[Chapman and Cutler LLP Letterhead]

December 7, 2021

VIA EDGAR CORRESPONDENCE

Christopher Bellacicco
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Valkyrie ETF Trust II (the “Trust”) File Nos. 333-258722; 811-23725

Dear Mr. Bellacicco:

This letter responds to your comments received by telephone on December 1, 2021 regarding the registration statement filed on Form N-1A for Valkyrie ETF Trust II (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”) on November 4, 2021 (the “Registration Statement”). The Registration Statement relates to the Valkyrie Balance Sheet Opportunities ETF (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

Please revise the prospectus in connection with comments 5-8 and comments 14-19 previously given by Lisa Larkin in a letter dated September 10, 2021 regarding the Valkyrie Bitcoin Strategy ETF, a separate series of the Trust.

Response to Comment 1

The prospectus has been revised in accordance with the Staff’s comment.

Comment 2 – General

Please revise the prospectus in connection with comments 51 and 75 previously given by Lisa Larkin in a letter dated September 10, 2021 regarding the Valkyrie Bitcoin Strategy ETF, a separate series of the Trust.

Response to Comment 2

The prospectus has been revised in accordance with the Staff’s comment.

Comment 3 – Principal Investment Risks

The Staff notes that the principal risks appear in alphabetical order. Please order the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield and total return. Please note that after listing the most significant risks to the ETF, the remaining risks may be alphabetized. See ADI 2019-08, Improving Principal Risk Disclosure.

Response to Comment 3

The Fund has revised its risk disclosure to order the risks in order of importance as requested by the Staff.

Comment 4 – Name

Please explain to the Staff the use of “Innovative” in the Fund’s name as it relates to a company’s balance sheet. The Staff questions whether holding small amounts of bitcoin is enough to consider a company’s balance sheet innovative.

Response to Comment 4

In accordance with the Staff’s comment, the name of the Fund has been changed to Valkyrie Balance Sheet Opportunities ETF.

Comment 5 – Principal Investment Strategies

Please remove any references to the Fund investing in Canadian registered ETFs with bitcoin exposure or European products. Further, please confirm the Fund will not invest in these Canadian registered ETFs with bitcoin exposure or European Products.

Response to Comment 5

The Fund has revised its disclosure in accordance with the Staff’s comment to remove those references. Further, the Fund confirms it will not invest in Canadian registered ETFs with bitcoin exposure or European Products.

Comment 6 – Principal Risks

The Staff notes that risks relating to Convertible Securities, Currency, Depositary Receipts, Emerging Markets, Non-U.S. Securities and Preferred Securities Risks appear in Item 4, but not in Item 9. Please revise the disclosure to also include the appropriate risk disclosure in Item 9.

Response to Comment 6

The disclosure has been revised in accordance with the Staff’s comment.

Comment 7 – Sample Portfolio

Please revise the sample portfolio to include the business description, portfolio weight, country and industry as previously requested and supplementally provide to the Staff .

Response to Comment 7

Please refer to Exhibit A.

Comment 8 – Sample Portfolio

The Staff notes that BlackRock appears in the sample portfolio for the Fund. Please provide an explanation for how BlackRock fits the investment strategy.

Response to Comment 8

The Fund notes that this was discussed in greater detail in a subsequent phone call with the Staff on December 6th. The Fund further notes, however, that in addition to owning Bitcoin, Blackrock also has exposure to bitcoin through various investments.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren

Morrison C. Warren

Exhibit A

Valkyrie U.S. Innovative Balance Sheet ETF
Sample Portfolio

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